October 18, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Evan S. Jacobson, Attorney-Advisor Mellissa Duru, Special Counsel

Re:	Actel Corporation Schedule 14D-9 Filed on October 4, 2010 As Amended on October 4, 2010, October 5, 2010, October 8, 2010 and October 12, 2010 File No. 005-44993

Dear Mr. Jacobson:

On behalf of Actel Corporation (“Actel” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated October 13, 2010, relating to the Company’s Schedule 14D-9 (File No. 005-44993) (the “Schedule 14D-9”) originally filed with the Commission on October 4, 2010.

The Company is concurrently filing via EDGAR an Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”), and, for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and Amendment No. 5.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Actel’s response.

Schedule 14D-9 Filed on October 4, 2010

Past Contacts, Transactions, Negotiations and Agreements, page 3

Arrangements with Microsemi or Purchaser, page 14

1.

In the paragraph that carries over from page 14 to page 15, you state that your summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as an exhibit and is incorporated by reference. We note similar language throughout the Schedule 14D-9. Please revise such statements to eliminate the

Securities and Exchange Commission

Actel Corporation

October 18, 2010

suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of an agreement.

In response to the Staff’s comment, the Company has revised the relevant disclosures in the Schedule 14D-9. The revised disclosure is set forth in Amendment No. 5.

2.	Pursuant to the Merger Agreement, you may loan the bidder up to $70 million to finance the closing of the Merger. Please revise your Schedule 14D-9 to discuss this aspect of the Merger Agreement.

The Company acknowledges the Staff’s comment and has provided disclosure on the potential $70 million loan arrangement with Microsemi in Item 3. The revised disclosure is set forth in Amendment No. 5.

The Solicitation or Recommendation, page 15

Reasons for Recommendation, page 21

3.	This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of your board’s decision to recommend that stockholders accept the tender offer.

The Company respectfully submits that in the Schedule 14D-9, it had delineated in nearly all instances which of the factors the Board of Directors considered were in fact reasons in support of the Board’s recommendation with respect to the Offer. The Company has reviewed the relevant disclosure in Item 4(c), and revised the remaining factors to clarify which of these were in fact reasons for the Board’s recommendation, as well as to clarify generally that the list in Item 4(c) includes both the factors considered by the Board of Directors and the reasons supporting the recommendation of the Board of Directors. The revised disclosure is set forth in Amendment No. 5.

Opinion of Actel’s Financial Advisor, page 24

4.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company respectfully advises the Staff that it has reviewed the information disclosed in the section entitled “Opinion of Actel’s Financial Advisor” in light of Rule 100 of Regulation G and Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. For the reasons discussed below, the Company concluded that additional disclosure pursuant to Rule 100 of Regulation G is not required.

Securities and Exchange Commission

Actel Corporation

October 18, 2010

The Company included in the Schedule 14D-9 the information contained in the section entitled “Opinion of Actel’s Financial Advisor” (including the financial measures set forth therein) because this information was provided to the Board of Directors in connection with its approval of the Merger Agreement (including the Offer and the Merger and the other transactions contemplated thereby) as part of the presentation and opinion of Goldman, Sachs & Co. delivered to the Board of Directors. For that reason, the Company determined that this information might be deemed to be material by the Company’s shareholders, and accordingly the Company determined to voluntarily disclose this information in the Schedule 14D-9, notwithstanding the fact that Schedule 14D-9 does not expressly require the Company to furnish information with respect to the Goldman Sachs opinion. The disclosure of this information (including the financial measures set forth therein) is, in this context, analogous to the summaries of reports that are contained in filings with the Commission concerning business combinations pursuant to Item 1015 of Regulation M-A, which are exempt from the requirements of Regulation G pursuant to Rule 100(d) of Regulation G. Indeed, in including the information contained in the section entitled “Opinion of Actel’s Financial Advisor” (including the financial measures set forth therein), the Company sought to comply with the requirements of Item 1015(b) of Regulation M-A as if such Item applied to the Schedule 14D-9 (even though there is no such federal securities law requirement to do so). Had such information been contained in an analogous section of a Schedule 14A proxy statement in connection with an all-cash one-step merger, the Company would have been entitled to rely on the Regulation G exception for non-GAAP financial measures included in disclosure relating to a proposed business combination transaction (such exception is contained in Rule 100(d) of Regulation G and also described in Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures).

In addition, the numerical information included in the section entitled “Opinion of Actel’s Financial Advisor” is not intended to be “a numerical measure of the Company’s historical or future financial performance, financial position or cash flows,” but is rather intended to be a numerical measure of [the Company’s] financial value based on the Offer Price of $20.88 per share. The Company believes that, given the context in which the information is presented, Actel shareholders will recognize that the information is included as part of a complex valuation analysis, rather than to provide a measure of the Company’s past or expected financial performance. Furthermore, the presentation is a factual presentation of the information that was received and considered by the Actel board of directors. The Board of Directors did not receive any reconciliation relating to the financial measures set forth in the section entitled “Opinion of Actel’s Financial Advisor” and, accordingly, the inclusion of such information in the Schedule 14D-9 would be inconsistent with the information on which the Board of Directors based its evaluation of the transaction. Indeed, the financial measures in the section entitled “Opinion of Actel’s Financial Advisor” were disclosed without alteration only to provide Actel shareholders the benefit of information used by the Board of Directors in connection with its evaluation of the transaction, in order to allow Actel shareholders to make an informed decision as to whether to tender their Actel shares in the Offer. Based on the foregoing, the Company believes that it has

Securities and Exchange Commission

Actel Corporation

October 18, 2010

made adequate disclosure of the financial measures as currently presented in the section entitled “Opinion of Actel’s Financial Advisor.”

Actel has authorized us to confirm on its behalf that it acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to me in the envelope provided.

Please direct your questions or comments to me at (415) 947-2021, to Robert P. Latta at (650) 320-4646 or to Julia Reigel at (650) 320-4509. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Latta and Ms. Reigel. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Denny Kwon

Denny Kwon

cc:	John C. East, Actel Corporation, President and Chief Executive Officer

Maurice E. Carson, Actel Corporation, Executive Vice President and Chief Financial Officer

David L. Van De Hey, Actel Corporation, Vice President and General Counsel

Robert P. Latta, Wilson Sonsini Goodrich & Rosati, P.C.

Julia Reigel, Wilson Sonsini Goodrich & Rosati, P.C.

Robert T. Ishii, Wilson Sonsini Goodrich & Rosati, P.C.